Memorandum of Changes

Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 10

The Prospectus filed with this amendment to the Registration Statement on Form S-6 have been revised to reflect information regarding the execution of the Trust Agreement and the deposit of Securities on November 24, 2015 and to set forth certain statistical data based thereon. In addition, there are a number of other changes described below.

THE PROSPECTUS

Cover Page.	The date of the prospectus has been completed.
Part A	The “Essential Information” has been completed.
Part A	The “Fee Table” has been completed.
Part A	The “Statement of Financial Condition” has been completed.
Part A	The “Portfolio of Investments” has been completed.
Part A	The “Report of Independent Registered Public Accounting Firm” has been completed.
Back Cover.	The date of the prospectus has been completed.

Chapman and Cutler LLP

November 24, 2015